UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Entry into Amendment Agreement to Sale and Purchase and Investment Agreement

On February 11, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into an amendment agreement and third closing memorandum (the “Amendment Agreement”) with XX Settembre Holding S.r.l., an Italian limited liability company (“XX Settembre”), which amended the sale and purchase and investment agreement, dated December 31, 2024 (the “SPA”), as amended on January 10, 2025 (the “ Amended SPA”), relating to the acquisition of the Italian Serie B football club named Juve Stabia (the “Club”), by the Company, through the Club’s owner and manager, S.S. Juve Stabia S.r.l., an Italian limited liability company (“Juve Stabia”), whose majority shareholder is XX Settembre. The SPA and Amended SPA were previously disclosed in reports on Form 6-K filed on January 7, 2025 and January 10, 2025, respectively.

Pursuant to the Amendment Agreement, among other things, the third closing (the “Third Closing”) date was modified from January 31, 2025 to February 11, 2025. As a result, at the Third Closing on February 11, 2025, the Company paid XX Settembre €500,000 in cash and acquired additional share capital in Juve Stabia bringing the Company’s aggregate equity ownership to 38.46% of the issued and outstanding share capital of Juve Stabia.

The Amendment Agreement contains customary covenants including those as to due diligence and representations and warranties of the Company and XX Settembre.

The Amendment Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Amendment Agreement is qualified in its entirety by reference to such exhibit.

Issuance of Press Release

On February 12, 2025, the Company issued a press release announcing the Third Closing. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Amendment Agreement and Third Closing Memorandum, dated February 11, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l.
99.1	Press Release dated February 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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